

Scott Ankeny · 2nd

 **Planted Recovery**

Builder & Innovator focused on merging digital health + exponential tech to expand access to addiction treatment and increase outcomes. Personal Ethos: Amplify The Healing.

Los Angeles, California, United States · 500+ connections ·

Contact info

Experience

Chief Executive Officer

Planted Recovery · Full-time

Sep 2018 – Present · 2 yrs 6 mos

Internet

Planted Recovery...grow we're you're at.
A 100% web-based Intensive Outpatient Program, bringing the brightest minds in the addiction treatment field together with the aim of using emerging technology to give SUD treatment limitless reach. We merge telehealth infrastructure, cutting-edge technologies, deep learning, and engagement tools with an interactive curriculum for a 12-week intensive outpatient program for substance abuse.

Planted Recovery believes technology-assisted addiction treatment will disrupt ho\ ...see more



Startup Mentor

entrepreneurNOW!

Aug 2020 – Present · 7 mos

Founder

Going Green Today
Jan 2008 – Sep 2018 · 10 yrs 9 mos
Greater Los Angeles Area

Dig.Green...The Do It Green challenge is an online personalization engine providing step by step green coaching. Dig.Green delivers customized 90 day green action plans, daily support and shows our users how to save over $2000 from their costs of living through reducing their environmental footprints.

Consultant

Rain Maker Consulting
Dec 1998 – Oct 2015 · 16 yrs 11 mos
United States

Several of my favorite projects:
Gira Sol Permaculture Retreat
Natural Awakening Magazines (Portland, DC & Ca.)
The Gambit Weekly, New Orleans, La.   ...see more

Publisher

PDX Magazine
2006 – 2008 · 2 yrs
Portland, Or.

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